SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   [X]           Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____          No    [X}

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

The announcement on discovery of Puguang Gas Field by China Petroleum & Chemical corporation (the "Registrant"), made by the Registrant in English on March 31, 2006.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     China Petroleum & Chemical Corporation


                                                           By: /s/ Chen Ge
                                                               ------------

                                                           Name: Chen Ge

                                     Title: Secretary to the Board of Directors


Date: April 3, 2006

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (Stock Code: 0386)

                                  Announcement

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 China Petroleum and Chemical Corporation ("Sinopec Corp.") and all of its
 directors warrant that the contents of this announcement are accurate and complete and accept joint and several responsibility for any misrepresentation, misleading statements, or material omissions contained herein.

 Sinopec Corp. announces that it has discovered Puguang Gas Field in the northeast region of Sichuan Province which is the largest and most abundant marine phase gas field discovered in China to date. According to the evaluation by the Mineral Resources Reserves Assessment Center of the State Ministry of Land and Resources, by the end of 2005, the aggregate proved recoverable reserve of Puguang Gas Field amounted to 251.075 billion cubic metres and the technical recoverable reserve amounted to 188.304 billion cubic metres. Sinopec Corp. has prepared and filed with the relevant state department an exploration plan. The State has approved Sinopec Corp. to start preparation activities for this project.

 This announcement is made pursuant to rule 13.09 of the Hong Kong Listing Rules and the provisions of the Shanghai Listing Rules.
-------------------------------------------------------------------------------

Sinopec Corp. announces that it has discovered Puguang Gas Field in the northeast region of Sichuan Province which is the largest and most abundant marine phase gas field discovered in China to date. According to the evaluation by the Mineral Resources Reserves Assessment Center of the State Ministry of Land and Resources, by the end of 2005, the aggregate proved recoverable reserve of Puguang Gas Field amounted to 251.075 billion cubic metres and the technical recoverable reserve amounted to 188.304 billion cubic metres. Currently, Puguang Gas Field is also one of the five largest gas fields discovered in China with reserves over 200 billion cubic metres.

According to the assessment results, Puguang Gas Field already meets the requirements for commercial development. Sinopec Corp. has prepared a proposal for the Phase I development and submitted the same to the relevant department of State. According to the proposal, commercial gas production of more than 4 billion cubic metres per annum will be realized by 2008 and commercial gas production of 8 billion cubic metres per annum will be realized by 2010. A natural gas pipeline will be constructed from the northeast region of Sichuan Province to Jinan in Shandong Province. The State has issued an approval for Sinopec Corp. to start preparation activities for this project.

The discovery of Puguang Gas Field is a result of innovations in marine phase exploration theory, philosophy, technology and management regime, and has proved to be a significant breakthrough in China's marine phase exploration theory and practice, and to have expanded the range of exploration for Sinopec Corp.'s in the field of natural gas. Sinopec Corp. has prepared a strategic exploration plan setting the southern marine phase structure as the main target, to expedite exploration in Sichuan Basin and its surrounding areas and seeking further development and breakthroughs.

At present, Sinopec Corp. has 12 exploration blocks in Sichuan Basin and its surrounding areas with an exploration area of 100,000 square kilometres and this has laid a solid foundation for Sinopec Corp.'s long-term objective of natural gas exploration in the southern region. Under the guidance of new theories, Sinopec Corp. has prepared medium and long-term strategic plans to expedite natural gas exploration and development in Sichuan Basin and its surrounding areas. Development of natural gas, construction of gas pipelines and sales and marketing of natural gas will be launched at the same time.

We will announce in a timely fashion all information regarding material developments to this project.

                                                 By Order of the Board
                                       China Petroleum & Chemical Corporation
                                                       Chen Ge
                                        Secretary to the Board of Directors

Beijing, PRC, 31 March 2006

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong; the non-executive directors of Sinopec Corp. are Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr. Cao Yaofeng.

The valuation of natural gas reserves is made based on a number of assumptions and premised on the best case scenario, the accuracy of which will depend on the actual level of technology and other factors. The actual amount may be significantly different from the valued figures.